Exhibit 12.1

NORTHWEST AIRLINES CORPORATION

(DEBTOR-IN-POSSESSION)

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions)

	Three months ended March 31
	2006	2005
Earnings:

Income (loss) before income taxes and cumulative effect of accounting change	$(1,104)	$(455)
Less: Income from less than 50% owned investees	1	3
Add:
Rent expense representative of interest (1)	49	62
Interest expense net of capitalized interest (2)	136	144
Amortization of debt discount and expense	2	7
Amortization of interest capitalized	2	2

Adjusted earnings	$(916)	$(243)

Fixed charges:

Rent expense representative of interest (1)	$49	$62
Interest expense net of capitalized interest (2)	136	144
Amortization of debt discount and expense	2	7
Capitalized interest	2	2

Fixed charges	$189	$215

Ratio of earnings to fixed charges	— (3)	— (3)

(1)   Calculated as one-third of rentals, which is considered representative of the interest factor.

(2)   Subsequent to its Chapter 11 filing, the Company recorded post-petition interest expense on pre-petition obligations only to the extent it believes the interest will be paid during the bankruptcy proceeding or that it is probable that the interest will be an allowed claim.

(3)   Earnings were inadequate to cover fixed charges by $1.1 billion and $458 million for the three months ended March 31, 2006 and March 31, 2005, respectively.